February 7, 2019

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

       Re:    Future FinTech Group Inc.
              Registration Statement on Form S-3
              Response dated November 13, 2018
              File No. 333-224686

Dear Mr. Yongke Xue:

       We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to the comment in our September 19, 2018 letter.

General

1. We note your response to comment 1 and reissue it in part. Disclosure at page 9 of your quarterly report on Form 10-Q for the quarter ended September 30, 2018 states that the
       Shared Shopping Mall is expected to be in operation in December 2018. Please disclose whether your Shared Shopping Mall platform will provide for other digital currencies, in addition to mBTC and Bitcoin, to be exchanged on that platform and, if so, describe all such other digital currencies, their respective characteristics, and whether you believe such platform will be required to be registered as a national securities exchange, an alternative trading system or broker-dealer under the Securities Exchange Act of 1934.

2. Your response to comment 1 states that the DCON Token is different and separate from
       mBTC and that any party that wants to provide exchange services on the DCON platform will be required to pledge/deposit certain amounts of DCON token with the platform "for
 Yongke Xue
Future FinTech Group Inc.
February 7, 2019
Page 2

       the potential liabilities." Please further explain this requirement and clarify the difference between your DCON token and mBTC. Additionally, you indicate in response to comment 2 that DCON tokens might be considered to be securities. Please include risk factor disclosure discussing the regulatory framework applicable to these assets, particularly with respect to their issuance and trading in secondary markets.

3. We note your response to comment 2 and reissue it in part. Please provide us with analysis explaining whether mBTC and INU tokens are securities as defined in Section
       2(a)(1) of the Securities Act. In addition, please tell us whether you intend on holding these tokens or any other digital assets. Your analysis should specifically address the distinct characteristics of each kind of token or other digital currency and how those characteristics affect your conclusions.

4. We note you state that you do not consider yourself to be an investment company and that you do not have an intention to become one in the future in your response to comment 3. Please revise your disclosure to include a brief discussion of the Investment
       Company Act of 1940 and provide risk factor disclosure addressing the risks to maintaining an exemption from registration under such Act.

Form 8-K filed October 30, 2018

Exhibit 99.1

5. It appears that you generate revenues from your current fruit juice business and are in the developmental stages with your new focus on fintech and blockchain technology. In your response to prior comment 2, you indicate that you have not yet determined whether the
       Shared Shopping Mall will issue tokens. However, you state in your investor
       presentation that the Shared Shopping Mall "will issue tokens by using the first real-name blockchain technology developed by NRC." Please explain this apparent inconsistency to us and ensure that your public statements are consistent with the disclosures in your filings. Additionally, please tell us your basis for including the growth and trading
       volume projections for the Shared Shopping Mall for years 2019   2021 at
pages 17   19
       of your investor presentation given your developmental stage status. Yongke Xue
Future FinTech Group Inc.
February 7, 2019
Page 3

      Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.


                                                         Sincerely,

                                                         /s/ Loan Lauren Nguyen
for

                                                         John Reynolds
                                                         Assistant Director
                                                         Office of Natural
Resources